

17018295

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[Wa]shington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/19/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dynamic Yields Capital Market, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1394 Vine Street
(No. and Street)

San Jose (City) California (State) 95110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kent R. N. Whitney 408-822-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions. California

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kent R. N. Whitney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dynamic Yields Capital Market, LLC, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara
Subscribed and sworn to (or affirmed) before me on this 29th day of August, 2017 by Kent R. N. Whitney proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Lidia Gomez



LIDIA GOMEZ
COMM. #2086149
Notary Public - California
Santa Clara County
My Comm. Expires Oct. 16, 2018

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Member
Dynamic Yields Capital Markets LLC

We have audited the accompanying statement of financial condition of Dynamic Yields Capital Markets LLC as of June 30, 2017, and the related statement of income, changes in member's equity, and cash flows for the period April 19, 2016 through June 30, 2017. These financial statements are the responsibility of Dynamic Yields Capital Markets LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynamic Yields Capital Markets LLC as of June 30, 2017, and the results of its operations and its cash flows for the period April 19, 2016 through June 30, 2017, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Dynamic Yields Capital Markets LLC's financial statements. The supplemental information is the responsibility of Dynamic Yields Capital Markets LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 29, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Dynamic Yields Capital Market LLC
Statement of Financial Condition
June 30, 2017

	Jun 30, 17
ASSETS	
Current Assets	
Cash	$16,159
Total Cash	$16,159
Total Current Assets	$16,159
TOTAL ASSETS	$16,159
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accrued Expenses	$6,861
Total Current Liabilities	$6,861
Total Current Liabilities	$6,861
Total Liabilities	$6,861
Equity	
Member's Equity	$9,298
Total Equity	$9,298
TOTAL LIABILITIES & EQUITY	$16,159

See accompanying notes to financial statements

Dynamic Yields Capital Market LLC
Statement of Income
April 19, 2016 through June 30, 2017

	Apr 19, '16 - Jun 30, 17
Ordinary Income/Expense	
Expense	
Back Office Support	$9,750
Bank Service Charges	$32
Communications	$2,650
Compliance	$28,000
Copy Machine	$109
Financial Audit	$2,000
FINRA Fees	$4,050
Insurance Expense	$750
Internet	$140
Professional Fees	$2,500
Rent Expense	$3,752
Taxes - State	$975
Telephone Expense	$179
Utilities	$350
Total Expense	$53,237
Net Income	($53,237)

See accompanying notes to financial statements

Dynamic Yields Capital Market LLC
Statement of Cash Flows
April 19, 2016 through June 30, 2017

	Apr 19, '16 - Jun 30, 17
OPERATING ACTIVITIES	
Net Income	($53,237)
Adjustments to reconcile Net Income to net cash provided by operations:	
Accrued Expenses:Audit Accrued Expenses	($6,500)
Accrued Expenses:Communication	($854)
Accrued Expenses:Compliance	$4,000
Accrued Expenses:State Tax Accrued	$1,970
Accrued Expenses:Support Back Office Accrual	$750
Net cash provided by Operating Activities	($53,871)
FINANCING ACTIVITIES	
Capital Contribution	$4,530
Capital Distribution	($31,500)
Net cash provided by Financing Activities	($26,970)
Net cash increase for period	($80,841)
Cash at beginning of period	$97,000
Cash at end of period	$16,159

Supplemental disclosure of cash flow informatin

Cash paid for interest	$0
Cash paid for taxes	$0

Supplemental disclosure of non-cash transactions.

Non Cash Contribution in the amount of $4,530 Contributioned to the Company by its Owner to cover its expenses under expense sharing agreement.

See accompanying notes to financial statements

Dynamic Yields Capital Maket, LLC
Statement of Changes in Member's Equity
For the Period April 19, 2016 to June 30, 2017

Balance, April 18, 2016	$89,505
Net Income for the Period	($53,237)
Capital Contributions	$4,530
Capital Distributions	($31,500)
Total Capital Contributed (Withdrawn)	($26,970)
Balane, June 30, 2017	$9,298

See accopanying notes to financial statements

DYNAMIC YIELDS CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2017

(1) Nature of business and significant accounting policies

Nature of business - Dynamic Yields Capital Markets, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") was organized on October 19, 2015, in the State of California as a Single Member Limited Liability Company. The Company is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Regulatory Authority ("FINRA") authorized to act as a mutual fund retailer and a broker or dealer selling variable life insurance or annuities.

These financial statements cover the period from April 19, 2016, the date the Company was approved with FINRA, through June 30, 2017. A summary of the Company's significant accounting policies follows:

Revenue recognition - The Company recognizes revenues when earned.

Income taxes - The Company is a disregarded entity for federal and state income tax purposes. The member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal income taxes has been included in the consolidated financial statements. Minimum California Income, Franchise and Fees are accrued in the amount of $975 as of June 30, 2017.

The Company is not currently under examination by any taxing jurisdiction.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of June 30, 2017, the Company had net capital of $9,298 which was $4,298 in excess of its required net

capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.73 to 1 as of June 30, 2017.

(3) Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "F ASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the period ending June 30, 2017, various ASUs issued by the F ASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(4) Subsequent Events

The Company has evaluated subsequent events occurring through the date that the consolidated financial statements were available to be issued, for events requiring recording or disclosure in the Company's consolidated financial statements.

(5) COMMITMENTS AND CONTINGENCIES

Commitments

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at June 30, 2017, or during the period then ended.

DYNAMIC YIELDS CAPITAL MARKETS LLC
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2017

(6) GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2017, or during the period then ended.

(7) RELATED PARTY TRANSACTIONS

The Company rents office space from an affiliate related by common ownership under a written Expense Sharing Agreement, which also covers various administrative expenses and use of furniture and equipment. The Sole Member contributed all of these expenses for the period ending June 30, 2017, for a total of $4,530, included in various expense line items in the statement of income.

SUPPLEMENTARY INFORMATION

Dynamic Yields Capital Markets, LLC

SCHEDULE 1- COMPUTATION OF NET CAPITAL AND AGGREGATE IN DEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2017

COMPUTATION OF NET CAPITAL

Total member's equity	$9,298
Deductions and/or charges:	
Non-allowable assets:	
None	$ 0
Non-allowable assets	$ 0
Net capital before haircuts on securities positions	$9,298
Haircuts on securities positions	$ 0
Net capital	$9,298

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$6,861

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$5,000
Excess net capital	$4,298
Ratio: Aggregate Indebtedness to net capital	0.73 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital in Company's Part II FOCUS report,	
Form X-17a-5 (unaudited) as of June 30, 2017	$9,298
NONE	$ 0
Net capital per above	$9,298

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2017.

See Auditor's Report

Dynamic Yields Capital Market, LLC

Schedule II- Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of June 30, 2017

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis.

See Auditor's Report

✓ Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 1524406 (Please retain this number for further inquiries regarding this form)
Submitted By: byadegar5
Submitted Date: Tue Aug 29 20:00:25 EDT 2017

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BATS Exchange, Inc.(BZX), BATS Y-Exchange, Inc. (BYX)

BOX

CBOE, C2

EDGA Exchange, Inc., EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

ISE, ISE Gemini, ISE Mercury

MIAX

NASDAQ, NASDAQ BX, Inc., NASDAQ PHLX LLC

NYSE, NYSE Arca, NYSE MKT

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.

Name of Auditor*
Bread & Associates, Inc. Certified Public Accountants, Inc.

PCAOB #*
760

Auditor Address - Street*
9221 Corbin Avenue, Suite 170

City*
Northridge

State*
CA

Zip Code*
91324

Auditor Main Phone Number*
818-886-0940

Lead Audit Partner Name*
Vince Alvarez

Lead Audit Partner Direct Phone Number*

818886-0940x304

Lead Audit Partner Email Address*

VAlvarez@Baicpa.com

FYE: 2017-06-30

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 ***(Select ONLY One)*** See Annual Audit Notice Information above.

- ◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]
- ○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- ☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]
- ☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds
- ☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* Dynamic Yields 2017 Final Audit Report.pdf 527849 bytes

Dynamic Yields Capital Markets LLC

Report on Exemption Provisions

Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)

For the Period April 19, 2016 through June 30, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Dynamic Yields Capital Markets LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dynamic Yields Capital Markets LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and (2) Dynamic Yields Capital Markets LLC stated that Dynamic Yields Capital Markets LLC met the identified exemption provisions throughout the period April 19, 2016 through June 30, 2017 without exception. Dynamic Yields Capital Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dynamic Yields Capital Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 29, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

Assertions Regarding Exemption Provisions

We, as members of management of Dynamic Yields Capital Market, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement~ the management of the Company hereby makes the following assertions.

Identified Exemption Provision

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision

The Company met the identified exemption provision without exception throughout the period April 19, 2016 through June 30, 2017.

Dynamic Yields Capital Market, LLC

By:



Kent R. N. Whitney

Chief Financial Officer

August 29, 2017

Dynamic Yields Capital Markets LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the period April 19, 2016 through June 30, 2017